EXHIBIT 99.1

Colliers International Launches Offering of Convertible Senior Subordinated Notes

TORONTO, May 14, 2020 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) (“Colliers”) announced today that it is offering US$200 million aggregate principal amount of convertible senior subordinated notes due 2025 (the “Notes”) pursuant to private placement exemptions (the “Offering”). Colliers intends to use the net proceeds of the Offering to repay a portion of its indebtedness under its revolving credit facility, which will then be available to be drawn, as required, for working capital, acquisitions and associated contingent purchase consideration and general corporate purposes.

Colliers expects to grant the initial purchasers of the Notes a 30-day option to purchase up to an additional US$30 million aggregate principal amount of Notes.

The final terms of the Offering will be determined by Colliers and the initial purchasers. The Notes will bear cash interest semi-annually at a fixed rate and be convertible by holders into Colliers’ subordinate voting shares (the “Subordinate Voting Shares”). The Notes will be redeemable by Colliers at its option in certain circumstances. Holders will have the right to require Colliers to repurchase their Notes upon the occurrence of certain events. Subject to specified conditions, Colliers will have the right to repay the outstanding principal amount of the Notes, on maturity or redemption, through the issuance of its Subordinate Voting Shares.

The Notes, and the Subordinate Voting Shares into which the Notes are convertible, have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or qualified by a prospectus in Canada. The Notes and the Subordinate Voting Shares may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration under the Securities Act, or sold in Canada absent an exemption from the prospectus requirements of Canadian securities laws. The Notes will be offered only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act. Offers and sales in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes or the Subordinate Voting Shares into which the Notes are convertible, nor shall there be any sale of the Notes or the Subordinate Voting Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any offers of the Notes will be made only by means of a private offering memorandum.

About Colliers International
Colliers International (NASDAQ, TSX: CIGI) is a leading real estate professional services and investment management company. With operations in 68 countries, our more than 15,000 enterprising professionals work collaboratively to provide expert advice to maximize the value of property for real estate occupiers, owners and investors. For more than 25 years, our experienced leadership, owning approximately 40% of our equity, has delivered compound annual investment returns of almost 20% for shareholders. In 2019, corporate revenues were more than $3.0 billion ($3.5 billion including affiliates), with $33 billion of assets under management in our investment management segment.

Forward-looking information
Certain statements contained herein may include “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Such forward-looking information may include, among other things, the proposed terms of the Offering and the proposed use of proceeds of the Offering. Generally, these forward‐looking statements can be identified by the use of forward‐looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Such forward-looking information are subject to known and unknown risks, uncertainties and other factors which may cause the actual events or results, performance or achievements of Colliers to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to the failure to price the Notes due to market conditions, the failure to satisfy the conditions to closing of the Offering, the risk of adverse consequences to Colliers’ business resulting from or related to the COVID-19 pandemic, in addition to the other risks identified in Colliers’ recent Annual Information Form filed with Canadian securities regulators and included in Colliers’ most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission, which may be viewed at www.sedar.com and www.sec.gov, respectively. Colliers forward-looking statements are based on what Colliers’ management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Colliers cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. The forward-looking statements reflect current expectations regarding future events and speak only as of the date hereof and Colliers does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

GLOBAL CONTACT:
Christian Mayer
Chief Financial Officer
(416) 960-9500